SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rules 13d-1(b),(c), and (d)
and Amendments Thereto Filed Pursuant To Rule 13d-2(B)

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment no. 21)

Inter Parfums, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share

458334 10 9
CUSIP NUMBER

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d1(b) [ ] Rule 13d1(c) [x] Rule 13d1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contained information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458334 10 9

1.         Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Philippe Benacin

2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) /X/
            (b) / /

3. SEC Use Only

4. Citizenship or Place of Organization

            France

Number of Shares	5. Sole Voting Power:	-0-

Beneficially Owned by Each	6. Shared Voting Power:	7,339,985

Reporting Person	7. Sole Dispositive Power:	7,339,985

With	8. Shared Dispositive Power:	-0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person
                            7,339,985

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /   /

11. Percent of Class Represented by Amount in Row 9
                            24.0%

12. Type of Reporting Person (See Instructions)
                            IN

CUSIP No. 458334 10 9

1.         Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Philippe Benacin Holding SAS

2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) /X/
            (b) / /

3. SEC Use Only

4. Citizenship or Place of Organization

            France

Number of Shares	5. Sole Voting Power:	-0-

Beneficially Owned by Each	6. Shared Voting Power:	2,498,564

Reporting Person	7. Sole Dispositive Power:	-0-

With	8. Shared Dispositive Power:	2,498,564

9. Aggregate Amount Beneficially Owned by Each Reporting Person
                            2,498,564

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /   /

11. Percent of Class Represented by Amount in Row 9
                            8.2%

12. Type of Reporting Person (See Instructions)
                            CO

Item 1(a):  Name of Issuer:  Inter Parfums, Inc.

Item 1(b):  Address of Issuer's Principal Executive Offices:

            551 Fifth Avenue, New York, New York 10176

Item 2(a):  Name of Person Filing:

            Philippe Benacin and Philippe Benacin Holdings SAS. Philippe Benacin owns 99.9% of Philippe Benacin Holdings SAS, a personal holding company.

Item 2(b):  Address of Principal Business Office or, if None, Residence:

            c/o Inter Parfums, 4, Rond Point Des Champs Elysees, 75008 Paris, France

Item 2(c):  Citizenship:  France

Item 2(d):  Title of Class of Securities:

            Common Stock, $.001 par value per share

Item 2(e):  CUSIP No.: 458334 10 9

Item 3:  If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:  Inapplicable.

Item 4:  Ownership:

Philippe Benacin

(a) Amount Beneficially Owned:  7,339,985 shares of Common Stock1
(b) Percent of Class:  24.0%2
(c) Number of shares of which such person has:

(i) sole power to vote or to direct the vote:  -0-
(ii) shared power to vote or to direct the vote:  7,339,9853
(iii) sole power to dispose or to direct the disposition of:  7,339,985
(iv) shared power to dispose or direct the disposition of:  -0-

Philippe Benacin Holding SAS

(a) Amount Beneficially Owned:  2,498,564 shares of Common Stock
(b) Percent of Class:  8.2%2
(c) Number of shares of which such person has:

(i) sole power to vote or to direct the vote:  -0-
(ii) shared power to vote or to direct the vote:  2,498,5643
(iii) sole power to dispose or to direct the disposition of:  -0-
(iv) shared power to dispose or direct the disposition of:  2,498,564

Item 5:  Ownership of Five Percent or Less of a Class:  Inapplicable

Item 6:  Ownership of More than Five Percent on Behalf of Another Person:

        Philippe Benacin owns 99.9% of Philippe Benacin Holding SAS, a personal holding company, and therefore has indirect beneficial ownership of the shares held by Philippe Benacin Holding SAS.

Item 7:  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Inapplicable

Item 8:  Identification and Classification of Members of the Group:

        Philippe Benacin owns 99.9% of Philippe Benacin Holding SAS, a personal holding company, and therefore has indirect beneficial ownership of the shares held by Philippe Benacin Holding SAS.

Item 9:  Notice of Dissolution of Group:  Inapplicable

Item 10:  Certification:  Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7 February 2011	/s/ Philippe Benacin Philippe Benacin

Dated: 7 February 2011	Philippe Benacin Holding SAS /s/ Philippe Benacin Philippe Benacin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

1 Consists of 4,756,596 shares held directly, 2,498,564 shares held indirectly through Philippe Benacin Holding SAS, a personal holding company, and options (vested or exercisable within 60 days) to purchase 84,825 shares.

2 Based upon 30,471,586 shares of common stock outstanding as of January 24, 2011.

3 Jean Madar, the Chairman of the Board and Chief Executive Officer of Inter Parfums, Inc. ("Inter Parfums") and Philippe Benacin, the Vice Chairman of the Board and President of Inter Parfums, have a verbal agreement or understanding to vote their shares in a like manner. Each of Messrs. Madar and Benacin own 99.9% of their respective personal holding companies.